June 27, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Donald E. Field

Re: Hip Cuisine, Inc.

Registration Statement on Form S-1

Filed May 4, 217

File No. 333-217659

Dear Mr. Field:

Hip Cuisine, Inc. (the “Company”), hereby furnishes herewith the following correspondence in connection with the Company’s filing today of Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in bold you will find copies of the Staff’s comments from its letter dated May 30, 2017, and thereafter the Company’s responses to each comment.

Prospectus Cover Page

1. We note your disclosure that your common stock is currently quoted on the OTC Pink. Please confirm your understanding that being quoted on the OTC Pink does not satisfy our requirement that there be an established public trading market with respect to secondary at-the-market offerings for purposes of identifying the offering price on the prospectus cover page. Please revise the prospectus cover page and the prospectus throughout to clarify that your shares are currently quoted on the OTC Bulletin Board, if true. Otherwise, please revise to clarify that the selling shareholders will sell at a fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Response: We have revised the Registration Statement throughout to reflect that our shares are currently quoted on the OTC Bulletin Board.

Plan of Distribution, page 26

2. We note your disclosure that “[u]pon [the] company being notified in writing by the selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act.” Please reconcile such disclosure with the undertaking that you have provided pursuant to Item 512(a)(1)(iii) of Regulation S-K that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

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Response: We have deleted the quoted disclosure in our Plan of Distribution.

Selling Stockholders, page 27

3. We note your disclosure that the shares to be offered by the selling security holder were “or will be” issued in private placement transactions by you. Please revise to clarify that the shares to be resold are currently issued and outstanding or advise.

Response: We have revised this disclosure to clarify that all shares to be resold are currently issued and outstanding.

Note 3 - Acquisition, page F-12

4. We note from your disclosure on page 17 that you acquired the net assets of Rawkin Bliss in exchange for assuming liabilities in the amount of $300,000, and that you closed on the transaction on April 14, 2017. However, we also note your disclosure in Note 6 on page F-23 that you recognized goodwill in connection with the transaction as of December 31, 2016. In that regard, please clarify in your disclosure when you exactly closed on the transaction.

Response: The disclosures have been updated accordingly throughout.

5. In addition, given the significance of the acquisition, please include the annual and any interim financial statements for Rawkin Bliss and the related pro forma financial information in the next amendment to the Form S-1. Refer to Rules 8-03 and 8-04 of Regulation S-X.

Response: We have included the requested financial statements.

Please advise us if you have any further questions or comments.

Respectfully submitted

/s/ Natalia Lopera

Natalia Lopera

Chief Executive Officer/President

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